UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

▉ Form C: Offering Statement
□ Form C-U: Progress Update:
□ Form C/A: Amendment to Offering Statement:
□ Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. Name of issuer: DCG GROUP, LLC

2. Legal status of issuer:

3. Form: Limited Liability Company

4. Jurisdiction of Incorporation/Organization: Delaware

5. Date of organization: May 23, 2018

6. Physical address of issuer: 732 Montgomery Hwy, Birmingham, Al 35216

7. Website of issuer: https://boulosolutions.com/

8. Name of intermediary through which the offering will be conducted: Vicinity, LLC

9. CIK number of intermediary: 0001798542

10. SEC file number of intermediary: 7-223

11. CRD number, if applicable, of intermediary: 307772

12. Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

    Company shall pay to Vicinity at each closing of the offering a fee consisting of a 4% commission based on the dollar amount received from US investors in the Offering for ACH payments and wire payments. Vicinity will also receive compensation in the form of Securities equal to 4% of the total number of Securities sold in the Offering.

Vicinity will receive a 1% transaction fee on all payments from Boulo to investors that will be withheld from the payment to investors.

13. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: .

14. Type of security offered: SAFE

15. Target number of securities to be offered: 25,000

16. Price (or method for determining price): $1.00

17. Target offering amount: $25,000

18. Oversubscriptions accepted: ✓ Yes □ No

19. If yes, disclose how oversubscriptions will be allocated: □ Pro-rata basis □ First-come, first-served basis ✓Other – provide a description: Determined by issuer

20. Maximum offering amount (if different from target offering amount):$250,000

21. Deadline to reach the target offering amount: January 31, 2021

22. Current number of employees: 5

23. Financial Information:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$135,302.61	$36,499.18
Cash & Cash Equivalents:	$60,055.93	$27,578.69
Accounts Receivable:	$19,146.68	$7,105.69
Short-term Debt:	$60,000.00	$137.79
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$222,738.86	$14,316.89
Cost of Goods Sold:	$194,593.72	$7,534.00
Taxes Paid:	$0.00	$0.00
Net Income:	$ -52,537.92	$ -13,901.69

24. Indicate which jurisdictions in which the issuer intends to offer the securities. If nothing is used we will assume all U.S. jurisdictions. Jurisdictions: All US states and territories

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$4.00	$96.00
Aggregate Minimum Offering Amount	$25,000.00	$1,000.00	$24,000.00
Aggregate Maximum Offering Amount	$250,000.00	$10,000.00	$240,000.00

The Offering

Minimum amount of SAFE being offered	25,000
Maximum amount of SAFE	250,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 31, 2021
Use of proceeds	Net proceeds from the issuance of the Units will be used by the Company for working capital, strengthening the balance sheet and general corporate purposes. Further, upon the Company generating cash flow greater than six months of operating capital on a going forward basis, the Company shall pay its CEO Delphine Carter all salary deferred since March 23, 2020
Voting Rights	None

Closing and Escrow Process

Investors that have committed investment amounts and signed the subscription agreement and securities purchase agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and   the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the note purchase agreement, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the note purchase agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Delphine Carter	80.1%
Catherine Gregory	19.9%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Delphine Carter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager (LLC), May 23, 2018 – Current. Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Details below under "Officers".

Qualifications

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name : Delphine Carter

All positions and offices held with the Company and date such position(s) was held with start and ending dates:

CEO, May 23, 2018 - Current. Full-time.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Senior Product Manager, Shipt, Birmingham, AL - Dec 2018 - June 2019

Senior Product Manager, Daxko, Birmingham, AL - Nov 2010 - Dec 2018

Education

BA, Auburn University
MA, Troy University

Qualifications

Leading Change, Vanderbilt University - Owen Graduate School of Management

Net Promoter Certified Associate, Satmetrix

Pragmatic Marketing, Pragmatic Institute (Pragmatic Marketing + TDI)

Scrum@Scale Certified, Scrum@Scale

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units
Amount outstanding	20,000
Voting Rights	Voting(class A)
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	39.99%

Type of security	Class B Units
Amount outstanding	30,001
Voting Rights	Voting(class B)
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	60.01%

The Company has the following debt outstanding:

Type of debt	PPP loan
Name of creditor	Oakworth Capital Bank
Amount outstanding	$64,800.00
Interest rate and payment schedule	1% - interest only - accrued monthly - no payments required
Describe any collateral or security	None
Maturity date	Originally 10/7/2020*
Other material terms	none

*the bank has extended the maturity date to a date in the future still to be determined.

Type of debt	Line of Credit
Name of creditor	Oakworth Capital Bank
Amount outstanding	$58,558.54
Interest rate and payment schedule	3.5% - interest only - monthly
Describe any collateral or security	Personal guarantee
Maturity date	4/13/2021
Other material terms	none

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Units	20,000	$100,000	Sales and product development	5/23/18	Section 4(a)(2)

Class B Units	30,001	$0	-	3/23/20	Section 4(a)(2)

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

  (1) any director or officer of the Issuer;
  (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
  (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
None			

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4.00%	$1,000	4.00%	$10,000
Fill four sales generating roles	0%	$0	58.00%	$145,000
Product Development	96.00%	$24,000	38.00%	$95,000
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

Business Plan Description

Boulo's vision is to keep women in the workforce by providing flexible job opportunities and Artificial Intelligence (AI) driven career pathing, education and guidance, resulting in Boulo becoming an essential career mobility platform for women. Boulo successfully matches women, today, with projects, temporary roles and permanent roles, delivering businesses curated talent profiles in as little as 72 hours, saving businesses up to $14k per role. We currently have a network of over 850 qualified women seeking professional opportunities

Boulo charges a 20% platform fee on top of project cost or salary. The next iteration of the platform will allow for the traditional SaaS revenue stream of MRR from our members. Based on competitor models in the marketplace, we anticipate being able to charge a $35 monthly subscription fee from talent for access to career pathing and a vetted ecosystem of resources.

FINANCIAL INFORMATION

Operations

We are a revenue stage technology company and our primary expenses are contract employee wages from our job-matching platform. We intend to reach profitability as the business scales with the sales force we plan to hire using the proceeds from this raise and additional capital raised.

Liquidity and Capital Resources

The Offering proceeds are a key part of our growth plan, but the company will require additional capital to meet the growth plan designed for profitability. The additional capital required is targeted to be raised through a Regulation D, 506 (c) round.

Outside of these offerings, the company does not have additional outside sources for capital.

Capital Expenditures and Other Information

The Company does not intend to make any material capital expenditures in the future.

In addition to the prior two years of financial information, there are significant performance metrics to be aware of for the current 2020 year to date. Through October 2020, YTD revenue is up 202% over the prior year at $671,822.79 and gross profit is up 224% over the prior year at $91,296. The company has continued to operate at a net loss in line with 2019 ($58,273) as we have prioritized investing in operations for growth. Total operating expenses YTD are $161,869, with the most significant costs being wages/labor, followed by professional services, software, and advertising.

Revenue composition is split into two major categories: (1) payroll revenue, which is 70-80% of the total, is what is paid by the customer for the personnel placed. The remaining 20-30% of the revenue is primarily fee revenues paid by the company for the placement and support services provided. This revenue provides almost all of the gross margin of the company.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

DCG GROUP, LLC plans to provide its annual report on a separate tab on its website: https://boulosolutions.com/ within 120 days after the end of the fiscal year. A link to the location will be provided via email once prepared.

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

The SAFE Notes

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFE provides Investors the right to convert their SAFE into a class of preferred stock in the Company ("Preferred Stock"), when and if the Company makes an equity offering that involves Preferred Stock. The anticipated terms of such Preferred Stock are outlined below. In the event that the Company does not undertake an offering of Preferred Stock, the SAFE may convert to common stock in the Company in the event of a change of control of the Company (such as an acquisition of the Company) or an initial public offering ("IPO") of the Company's securities that is registered with the Securities and Exchange Commission. In the event we do not make a Preferred Stock offering, register an IPO or get acquired by another company, the SAFE may expire without investors receiving any return at all.

Terms of the SAFE Notes

The terms of the SAFE provide for an automatic conversion into Preferred Stock in the event we undertake a future equity financing involving the offer and sale of Preferred Stock. Included in the SAFE are certain defined terms that are important to your understanding of the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"Purchase Amount" – means the amount invested by each investor in this offering.

"Discount Rate" – means the percentage at which the per share price of a future Preferred Stock financing will be multiplied by to determine the per share price for holders of SAFEs.

"Valuation Cap" – means the applied value of the capital stock of the Company when determining the per share price for holders of SAFEs in the event of a future Preferred Stock financing.

Procedure for Conversion to Preferred Stock

Investors will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of shares of Preferred Stock:

(i) the Purchase Amount, divided by the price of Preferred Stock issued to new Investors multiplied by the Discount Rate of 20%. For investors up to the first $250,000 of the SAFEs, the Discount Rate equals 20%; or

(ii) if the valuation for the company is more than $5 million (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of (a) the Valuation Cap divided by (b) the total number of authorized and issues shares of the Company's capital stock at that time on a fully diluted basis. For investors up to the first $250,000 of the SAFEs, the Valuation Cap for the purposes of the conversion formula in this paragraph will be $5M.

Calculation of the Capitalization

For purposes of conversion method (ii) above, the Company's capitalization will be measured on a fully diluted basis. This means that the capitalization will include all shares of the capital stock of the Company outstanding at the time of the conversion, plus the number of shares of the Company's capital stock reserved for issuance under any adopted equity incentive or similar plan of the Company, and any shares of the Company's capital stock issuable upon the exercise or conversion of all outstanding option, warrants, and other convertible securities. This would include any equity incentive plan that is created at the time of, or modified at the time of the offering of Preferred Stock. The calculation of the capitalization of the Company would not include shares issuable upon conversion of existing SAFE.

Cash or Conversion upon Liquidity Event

If the Company registers an IPO or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving Preferred Stock (the "Liquidity Event"), Investors will receive, at their option, either:
(i) cash in the amount of the Purchase Amount; or

(ii) shares of common stock equal to the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the number of outstanding shares of the Company's capital stock immediately prior to the Liquidity Event, including capital stock issuable upon exercise or conversion of all outstanding option, warrants and other convertible securities, but excluding any shares of the Company's capital stock reserved for future grant under any equity incentive plan, issued SAFEs, or convertible promissory notes. This quotient is referred to as the "Liquidity Price". Investors should note this is different than the calculation of the number of outstanding shares for the conversion to Preferred Stock.

If there is not enough cash available to pay other holders of Preferred Stock and SAFE Investors who choose option (i), funds will be distributed first to other holders of Preferred Stock and then holders of the SAFEs on a pro-rata basis. Any outstanding balances owed to Investors will result in Investors receiving the number of shares of common stock equal to the remaining Purchase Amount divided by the Liquidity Price. In this scenario, the amounts payable to Investors may be reduced under certain circumstances, such that Investors may not recoup part or all of their investment from the Company.

Right to Distribution upon Liquidation

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving Preferred Stock, the Company will pay first the other holders of existing Preferred Stock, based on the terms of the Company's Certificate of Incorporation, and then holders of the SAFEs. These payments will occur before any distributions to holders of common stock. If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's board of directors, payments will be made on a pro-rata basis. In this case, Investors may not recoup part or all of their investment from the Company.

Voting Rights

There are no voting rights associated with the SAFEs. In the event of a conversion to Preferred Stock, Investors will receive a class of Preferred Stock without voting rights.

Right to Receive a Liquidation Preference

Investors who receive shares of Preferred Stock following the conversion calculation using the Valuation Cap method will receive a per share liquidation preference and conversion price designed to provide protection against the price of the Preferred Stock being diluted to a value below the price per share at the time they receive Preferred Stock. This dilution would mainly occur due to the issuance of additional stock by the Company. Investors who receive Preferred Stock following the conversion calculation using the Valuation Cap method will also receive dividend rights.

Financial Statements

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATING TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF SET OUT IN TEMPORARY RULE 201(Z)(3).

THE FINANCIAL INFORMATION CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE COMPANY HAS BEEN PROVIDED INSTEAD OF FINANCIAL STATEMENTS REVIEWED BY A PUBLIC ACCOUNTANT THAT IS INDEPENDENT OF THE COMPANY.

NOTWITHSTANDING ANY DESCRIPTION OF THE PROCESS TO COMPLETE THE TRANSACTION OR CANCEL AN INVESTMENT COMMITMENT SET FORTH IN THIS FORM C:

(I) INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT UNTIL 48 HOURS PRIOR TO THE DEADLINE IDENTIFIED IN THIS FORM C;

(II) THE INTERMEDIARY WILL NOTIFY INVESTORS WHEN THE TARGET OFFERING AMOUNT HAS BEEN MET;

(III) IF THE ISSUER REACHES THE TARGET OFFERING AMOUNT PRIOR TO THE DEADLINE IDENTIFIED IN ITS OFFERING MATERIALS, IT MAY CLOSE THE OFFERING EARLY IF IT PROVIDES NOTICE ABOUT THE NEW OFFERING DEADLINE AT LEAST FIVE (5) BUSINESS DAYS PRIOR TO SUCH NEW OFFERING DEADLINE (ABSENT A MATERIAL CHANGE THAT WOULD REQUIRE AN EXTENSION OF THE OFFERING AND RECONFIRMATION OF THE INVESTMENT COMMITMENT); AND

(IV) IF AN INVESTOR DOES NOT CANCEL AN INVESTMENT COMMITMENT BEFORE THE 48-HOUR PERIOD PRIOR TO THE OFFERING DEADLINE, THE FUNDS WILL BE RELEASED TO THE ISSUER.